UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 29, 2013	By: /s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

Contact:

Alon Blue Square Israel Ltd.

Limor Ganot, co-CEO

Yehuda van der Walde, CAO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

August 29, 2013 - Yakum

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FIRST HALF AND THE SECOND QUARTER OF 20131

*	Increase of 116% in cash flows from operating activity in the first half of 2013 and an increase of 165% in this quarter, compared to the corresponding periods, to NIS 503 million in the first half and NIS 194 million in the quarter.

*	Increase of approximately NIS 370 million in cash and financial assets compared to the corresponding half and NIS 300 million compared to the end of 2012.

*	Decrease in financial debt, net of approximately NIS 280 million compared to December, 2012.

*	Adjusted EBITDA of NIS 191 million in the first half.

*	In the Fueling and commercial sites: An increase of 80% in the net profit in the first half and 167% in the second quarter compared to the corresponding periods to NIS 20.8 million in the half and NIS 8.2 million in the quarter.

*	In the Supermarkets segment: An improvement of NIS 14 million in the operating profit of the segment compared to the previous quarter. The policy of price reduction while turning commercial spaces more efficient resulted in an increase in the sales per square meter and a positive result in same store sales (SSS) in the first half and a planned erosion of the operating profit. The Company has a new price policy which will enable the increase of the market share based on the new strategic plan of the Company.

1 Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements" (IFRS 11 or the Standard). IFRS 11 is to be applied retrospectively in financial statements for annual periods such that comparative figures are restated. According to the Standard, investments in jointly controlled entities (Joint ventures) are no longer to be proportionately consolidated but rather the company's investments in these ventures should be presented according to the equity method of accounting. Investments in joint operations shall continue to be consolidated under the proportionate consolidation method in the Company's consolidated financial statements. For the effect of the adoption as of June 30, 2013 and December 31, 2012, and for the periods ending on those dates on the assets, liabilities, equity, results and cash flows of the Company, see further details in this report below.

1

*	In the Real Estate segment: Continuing improvement in NOI (BSRE presents this quarter NOI of NIS 54 million). BSRE continues the development and the betterment of real estate assets under ownership. After the report date, the financing and financial services agreement was consummated for the wholesale market project and building permits were received for the commercial part of the project.

*	In the Non Food segment (from continuing operations): An increase in revenues in the first half of approximately 9.3% to NIS 174 million compared to the corresponding period last year. The costs of the transition of Sheshet stores from franchise to ownership and converting them to Na'aman stores resulted in onetime costs in the first half compared to the corresponding period last year.

Segment Profits:

	2013			2012
Operating Profit in millions of NIS	H1	Q2	Q1	H1
Fueling and Commercial sites	69.2	32.7	36.5	78.1
Supermarkets	8.0	11	(3.0)	48.3
Non-Food (from continuing operations)	(2.8)	(10.2)	7.4	2.3
Real Estate	9.6	4.9	4.7	8.4
Adjusted EBITDA	191.3	92.7	98.6	244.3

Comments of Management

Mr. David Weissman, CEO and Chief Business Officer

"In the first half we put a special emphasis on improving cash flows from operating activity that amounted to NIS 503 million, an increase of 116% compared to the corresponding half. The impressive improvement in cash flows from operating activities mainly derives from actions taken to improve the working capital and reducing customer days and inventories. The decrease in operating profit mainly stems from changes in fair value of investment property between the periods and from implementing Mega's new strategic plan.

YouPhone continues to grow and tens of thousands of new customers join the cellular network that provides its customers the lowest prices in the market with the best service. The establishment costs of the company and customer acquisition costs are included in the Company's operating expenses. By YouPhone, we exercise the synergy between the food, fuel and cellular activities.

2

Dor Alon continues to present in the first half an improvement in the fueling and commercial sites and an increase in the sold quantities and sales of convenience stores, which was partly offset from an increase in inventory losses.

In the direct marketing segment, in the first half, a decrease was recorded in sales and operating profit due to termination of supply of fuels to the Palestinian Authority.

BSRE continues to present an improvement in its current activity and continues the development and initiation momentum. After the reporting date, a financing and financial services agreement was consummated for the residence company and the mall company in the wholesale market project in a scope of NIS 2.5 billion.

In the Supermarkets segment, Mega is preparing to implement the strategic plan after the holidays, which will include converting some of the branches into a new format, streamlining the supply chain and adjusting the sale spaces. Under the new price policy, in the first half, Mega reduced its prices. Eden Teva Market presented in the last two quarters positive operating profit and a double digit increase in the sales of same store sales (SSS).

In the Non Food segment, Na'aman is in the process of converting Sheshet stores to Na'aman stores while exiting unprofitable stores until the end of 2013. As a result, this quarter included onetime expenses for store conversion and realization of Sheshet inventories that are characterized with lower gross profit.

Diners continues to show good results and recorded in this half a profit of NIS 21 million (our share – NIS 10 million) and strengthens the YOU club with more than one million members."

Results for the first six months of 20132

Gross revenues

Revenues (including government levies) in the first half of 2013 amounted to NIS 7,487.9 million (U.S. $2,069.6 million) as compared to revenues of NIS 7,844.7 million in the comparable period last year, a decrease of 4.5% mainly from Dor Alon.

2 The Company operates in four reportable segments: Fueling and Commercial sites, Supermarkets, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

3

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in the first half of 2013 to NIS 2,605.0 million (U.S. $720.0 million) as compared to NIS 2,917.5 million in the corresponding period last year, a decrease of 10.7%. The main decrease was due decrease in fuel prices and discontinued sales to the Palestinian authority and was partly offset from an increase in sales of convenience stores and increase in the fuel quantities sold.

Revenues of the Supermarkets segment – amounted in the first half of 2013 to NIS 3,223.7 million (U.S. $891.0 million) as compared to NIS 3,279.5 million in the corresponding period last year. The decrease in sales derived from the closing of 9 stores and was partly offset from an increase of 0.5% in the same store sales (SSS) as compared to the corresponding period last year.

Revenues of the Non-Food segment – an increase in revenues by 9.3% from NIS 158.9 million in the first half of 2012 to NIS 173.6 million (U.S. $48.0 million) in the first half of 2013. The increase in revenues is mainly due to an increase in sales in the home activity as a result of the transition from franchise to self-operation and increased marketing activities.

Revenues of the Real Estate segment – an increase in rental income of 26% from NIS 15.3 million in the first half of 2012 to NIS 19.3 million (U.S. $5.3 million) in the current period. The increase in rental income in this period mainly derives from increase in rented spaces to external parties and from CPI increase.

Gross profit in the first half of 2013 amounted to NIS 1,300.6 million (U.S. $359.5 million) (21.5% of revenues) as compared to gross profit of NIS 1,368.6 million (21.5% of revenues) in the comparable period last year. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in the gross profit in the Supermarkets segment.

4

In the Fueling and Commercial sites segment, gross profit amounted to NIS 386.8 million (U.S. $106.9 million), (14.8% of revenues) compared to NIS 396.6 million in the comparable period last year (13.6% of revenues). The decrease in the gross profit mainly derived from inventory losses following the decrease of fuel prices and was partly offset from the increased profitability of the convenience stores.

In the Supermarkets segment, gross profit amounted to NIS 817.8 million (U.S. $226.0 million), (25.4% of revenues) compared to NIS 882.4 million in the first half of 2012 (26.9% of revenues), a decrease of 7.3%. The decrease in the gross profit is due to the closing of 9 branches and from actions taken by the Company to reduce sale margins.

In the Non Food segment, gross profit amounted to NIS 81.1 million (U.S. $22.4 million), (46.7% of revenues) compared to NIS 78.4 million in the first half of 2012 (49.4% of revenues), an increase of 3.4% that mainly derives from increase in sales, and was partly offset from reduction of the gross profit margin.

Selling, general and administrative expenses in the first half of 2013 amounted to NIS 1,267.1 million (U.S. $350.2 million) (21.0% of revenues), compared to expenses of NIS 1,275.1 million (20.0% of revenues) in the comparable period last year.

In the Fueling and Commercial sites segment, these expenses amounted to NIS 317.6 million (U.S. $87.8 million) compared to NIS 318.5 million in the first half of 2012, a decrease of 0.3%.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 809.8 million (U.S. $223.8 million) compared to expenses of NIS 834.1 million in the first half of 2012, a decrease of 2.9% in expenses that mainly derives from efficacy measures and exiting branches.

In the Non Food segment, these expenses amounted to NIS 83.9 million (U.S. $23.2 million) compared to NIS 76.2 million in the first half of 2012, an increase of 10.1% in expenses that mainly derives from the transition from franchise stores to self operated stores in the home activity, an increase in sales and increase in marketing and advertising expenses.

5

In the Real Estate segment, these expenses amounted to NIS 9.7 million (U.S. $2.7 million) compared to NIS 6.9 million in the first half of 2012.

Operating profit (before other gains and losses and changes in fair value of investment property) in the first half of 2013 amounted to NIS 33.5 million (U.S. $9.3 million) (0.6% of revenues) as compared to NIS 93.5 million (1.5% of revenues) in the comparable period last year, a decrease of 64.2%. The decrease in the operating profit was mainly due to the Supermarkets segment.

In the Fueling and Commercial sites segment, operating profit in this period amounted to NIS 69.2 million (U.S. $19.1 million) compared to operating profit of NIS 78.1 million in the first half of 2012, a decrease of 11.4%. The decrease in operating profit derives from increase in inventory losses, discontinued sales to the Palestinian Authority and was partly offset from an increase of convenience stores.

In the Supermarkets segment, operating profit in the period amounted to NIS 8.0 million (U.S. $2.2 million) compared to operating profit of NIS 48.3 in the first half of 2012, a decrease of 83%. The decrease in operating profit derives from reducing the gross profit rate and from decrease in sales and was partly offset from decrease in selling, general and administrative expenses.

In the Non Food segment, operating loss amounted to NIS 2.8 million (U.S. $0.8 million) as compared to an operating profit of NIS 2.3 million in the first half of 2012. The transfer to operating loss derived from an increase in selling, general and administrative expenses and was partly offset from an increase in sales.

In the Real Estate segment, the operating profit in this period amounted to NIS 9.6 million (U.S. $2.7 million) compared to NIS 8.4 million in the first half of 2012, an increase of 14.3%. The increase in the operating profit derives from increase in rental income and was partly offset from increase in selling, general and administrative expenses.

Changes in fair value of investment property in the first half of 2013 the Company recorded a profit in the amount of NIS 11.2 million (U.S. $3.1 million) compared to a loss of NIS 5.8 million in the corresponding period last year.

The main profit in this period derives from revaluation of Comverse Building in Ra'anana, half of which was realized in the first quarter of 2013.

6

Other income (expenses), net other expenses in this period amounted to NIS 10.2 million (U.S. $2.8 million) compared to other expenses of NIS 1.6 million in the first half of 2012. Other expenses in the first half of 2013 mainly derived from closing branches.

Share in gains of associates in this period amounted to NIS 2.9 million (U.S. $0.8 million) compared to NIS 74.0 million in the corresponding period last year. In the first half of 2012, associates' gains included a profit of NIS 68 million from revaluation of the Tel Aviv Mall.

Operating profit amounted to NIS 37.4 million (U.S. $10.3 million) (0.6% of revenues) as compared to operating profit of NIS 160.1 million (2.5% of revenues) in the first half of 2012, a decrease of 76.6%. The decrease in operating profit mainly derives from changes in the fair value of investment property between the periods and from implementing Mega's new strategic plan.

Finance costs, net in this period amounted to NIS 128.7 million (U.S. $35.6 million) as compared to net finance costs of NIS 134.1 million in the first half of 2012. The decrease in finance costs, net derives from a decrease in the dollar exchange rate in this period compared to an increase in the exchange rate in the corresponding period last year, decrease in the short and long term interest rates and from a decrease in the scope of the net debt.

Taxes on income tax benefit in this period amounted to NIS 13.5 million (U.S. $3.7 million) as compared to tax benefit of NIS 13.9 million in the first half of 2012.

Income (loss) from continuing operation in this period loss amounted to NIS 77.8 million (U.S. $21.5 million) compared to an income of NIS 39.9 million in the first half of 2012. The loss from continuing operations in the first half of 2013 attributed to the Company's shareholders amounted to NIS 87.5 million (U.S. $24.1 million) or NIS 1.33 per share (U.S. $0.37) and the income from continuing operations attributed to non-controlling interests amounted to NIS 9.7 million (U.S. $2.7 million).

Net loss from discontinued operation in this period amounted to NIS 10 million (U.S. $2.8 million) or NIS 0.15 per share (U.S. $0.04) compared to a loss of NIS 6.7 million in the first half of 2012, which attributed in its entirely to the Company's shareholders, considering changes in fair value as a result of a progress in the sale of activity.

7

Cash flows for the first half of 2013

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 503.5 million (U.S. $139.2 million) in the first half of 2013 compared to NIS 232.8 million from operating activities in the comparable period last year. The main increase derives from a decrease in working capital needs following measures taken to reduce customer days and reduction of inventories in the amount of NIS 298.3 million (U.S. $82.4 million) and from tax refunds in this period of NIS 43.3 million (U.S. $12.0 million) compared to tax refunds of NIS 17.8 million in the corresponding period last year offset by a decrease in operating profit of NIS 60.0 million (U.S. $16.6 million).

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 88.9 million (U.S. $24.6 million) in this period as compared to net cash used in investing activities of NIS 237.1 million in the first half of 2012. Cash flows used in investing activities in this period mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 111.0 million (U.S. $30.7 million), grant of long term loans of NIS 22.8 million (U.S. $6.3 million) and was offset by proceeds from realization of investment property of NIS 51.3 million (U.S. $14.2 million), collection of long term loans of NIS 17.0 million (U.S. $4.7 million), and interest received of NIS 12.9 million (U.S. $3.6 million). In the first half of 2012 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 180.1 million, grant of long term loans of NIS 34.9 million and investment in securities in the amount of NIS 133.8 million, net of proceeds from realization of securities in the amount of NIS 109.8 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 157.2 million (U.S. $43.5 million) in this period as compared to net cash flows deriving from financing activities of NIS 143.7 million in the corresponding period last year. The cash flows used in financing activities this period mainly included interest payments of NIS 128.8 million (U.S. $35.6 million), decrease in short term bank credit, net of NIS 121.1 million (U.S. $33.5 million), repayment of debentures of NIS 143.5 million (U.S. $39.7 million) and a dividend payment to non-controlling interests of NIS 15.2 million (U.S. $4.2 million) and was offset by issuance of debentures of NIS 240.2 million (U.S. $66.4 million) and receiving loans of NIS 86.8 million (U.S. $24.0 million). The net cash flows provided by financing activities in the first half of 2012 included mainly the issuance of debentures of NIS 295.6 million, receipt of long term loans of NIS 131.0 million and increase in short term credit, net, in the amount of NIS 112.5 million and was offset by repayment of loans of NIS 186.2 million, repayment of debentures of NIS 92.2 million and from interest payments of NIS 116.3 million.

8

Results for the second quarter of 2013

Gross revenues

Revenues (including government levies) in the second quarter of 2013 amounted to NIS 3,695.1 million (U.S. $1,021.3 million) as compared to revenues of NIS 4,018.6 million in the comparable quarter last year, a decrease of 8.0% mainly from Dor Alon.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 1,267.5 million (U.S. $350.3 million) as compared to NIS 1,529.9 million in the corresponding quarter last year, a decrease of 17.1%. The main decrease was due to discontinued sales to the Palestinian authority and decrease in fuel prices and was partly offset by an increase in the sales of convenience stores and increase in the fuel quantities sold.

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,596.1 million (U.S. $441.2 million) as compared to NIS 1,653.5 million in the corresponding quarter last year, a decrease of 3.5%, mainly due to closing 9 losing branches and decrease of 1.0% in the same store sales (SSS) in this quarter compared to the corresponding quarter.

Revenues of the Non-Food segment – amounted in this quarter to NIS 66.7 million (U.S. $18.4 million) compared to NIS 71.3 million in the corresponding quarter last year, a decrease of 6.5%. The decrease in revenues derives from the timing of the Passover holiday that this year was toward the end of the first quarter and last year was at the beginning of the second quarter.

Revenues of the Real Estate segment – an increase in rental income of 22% from NIS 8.1 million in the second quarter of 2012 to NIS 9.9 million (U.S. $2.7 million) in the current quarter. The increase in rental income in this quarter mainly derives from increase in rented spaces to external parties and from CPI increase.

Gross profit in the second quarter of 2013 amounted to NIS 644.0 million (U.S. $178.0 million) (21.8% of revenues) as compared to gross profit of NIS 694.5 million (21.3% of revenues) in the comparable quarter last year. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in the gross profit in the Supermarkets segment.

9

In the Fueling and Commercial sites segment, gross profit amounted to NIS 196.8 million (U.S. $54.4 million), (15.5% of revenues) compared to NIS 212.4 million in the comparable quarter last year (13.9% of revenues), a decrease of 7.3%. The decrease in the gross profit mainly derived from inventory losses resulting from decrease in fuel prices and discontinued sales to the Palestinian Authority.

In the Supermarkets segment, gross profit amounted to NIS 410.9 million (U.S. $113.6 million), (25.7% of revenues) compared to NIS 445.8 million in the second quarter of 2012 (27.0% of revenues), a decrease of 7.8%. The decrease in gross profit mainly derives from closing 9 branches and from actions taken by the Company to reduce sale margins.

In the Non Food segment, gross profit amounted to NIS 28.1 million (U.S. $7.8 million), (42.1% of revenues) compared to NIS 32.2 million in the second quarter of 2012 (45.1% of revenues), a decrease of 12.7%. The decrease in gross profit mainly derives from decrease in sales, due to the Passover timing and from erosion of the gross profit margin following "sales campaigns" and increase in costs that were not translated into consumer price increases.

Selling, general and administrative expenses in the second quarter of 2013 amounted to NIS 630.9 million (U.S. $174.4 million) (21.4% of revenues), compared to expenses of NIS 635.8 million (19.5% of revenues) in the comparable quarter last year.

In the Fueling and Commercial sites segment, these expenses amounted to NIS 164.1 million (U.S. $45.4 million) compared to NIS 162.9 million in the second quarter of 2012, an increase of 0.7%.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 399.9 million (U.S. $110.5 million) compared to expenses of NIS 414.1 million in the second quarter of 2012, a decrease of 3.4% in expenses that mainly derives from efficacy measures and exiting branches.

In the Non Food segment, selling, general and administrative expenses amounted to NIS 38.3 million (U.S. $10.6 million) compared to NIS 36.9 million in the second quarter of 2012, an increase of 3.8% in expenses that mainly derives from transition from franchise stores to self-operated stores and increase in marketing and advertising expenses.

10

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 5.0 million (U.S. $1.4 million) compared to NIS 4.0 million in the second quarter of 2012.

Operating profit (before other gains and losses and changes in fair value of investment property) in the second quarter of 2013 amounted to NIS 13.1 million (U.S. $3.6 million) (0.4% of revenues) as compared to NIS 58.7 million (1.8% of revenues) in the comparable quarter last year, a decrease of 77.7%. The decrease in the operating profit was mainly due to decrease in the operating profit in the Supermarkets and Fueling and Commercial Sites segments.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 32.7 million (U.S. $9.0 million) compared to operating profit of NIS 49.5 million in the second quarter of 2012, a decrease of 33.9%. The decrease mainly derives from higher inventory losses this quarter and from discontinued sales to the Palestinian Authority.

In the Supermarkets segment, operating profit amounted to NIS 11.0 million (U.S. $3.0 million) compared to operating loss of NIS 3.0 million in the previous quarter, an improvement of NIS 14 million as from the beginning of the new strategic plan impact.

In the Non Food segment, operating loss amounted to NIS 10.2 million (U.S. $2.8 million) as compared to an operating loss of NIS 4.8 million in the second quarter of 2012, an increase of 113%. The increase in operating loss derives from decrease in sales due to holiday timing, erosion of gross profit and increase in selling, general and administrative expenses.

In the Real Estate segment, the operating profit in this quarter amounted to NIS 4.9 million (U.S. $1.4 million) compared to NIS 4.1 million in the second quarter of 2012, an increase of 19.5%. The increase in the operating profit derives from increase in rental income and was partly offset from increase in selling, general and administrative expenses.

Changes in fair value of investment property in this quarter the Company recorded a profit in the amount of NIS 5.7 million (U.S. $1.6 million) compared to a loss of NIS 8.5 million in the second quarter of 2012.

11

Other income (expenses), net other expenses in this quarter amounted to NIS 4.0 million (U.S. $1.1 million) compared to other expenses of NIS 1.5 million in the second quarter of 2012.

Share in gains of associates in this quarter amounted to NIS 3.3 million (U.S. $0.9 million) compared to NIS 70.6 million in the corresponding quarter last year. Last year, associates' gains included a profit of NIS 68 million from revaluation of the Tel Aviv Mall.

Operating profit in this quarter amounted to NIS 18.2 million (U.S. $5.0 million) (0.6% of revenues) as compared to operating profit of NIS 119.3 million (3.7% of revenues) in the second quarter of 2012, a decrease of 84.7%. The decrease in operating profit mainly stems from changes in the fair value of investment property between the periods and from implementing Mega's new strategic plan.

Finance costs, net in this quarter amounted to NIS 74.9 million (U.S. $20.7 million) as compared to net finance costs of NIS 94.5 million in the second quarter of 2012. The decrease in finance costs, net derives from a decrease in the dollar exchange rate in this quarter compared to an increase in the exchange rate in the corresponding quarter last year, decrease in the short and long term interest rates and from a decrease in the scope of the net debt.

Taxes on income tax benefit in this quarter amounted to NIS 10.9 million (U.S. $3.0 million) as compared to tax benefit of NIS 9.6 million in the second quarter of 2012.

Income (loss) from continuing operation in this quarter loss amounted to NIS 45.9 million (U.S. $12.7 million) compared to an income of NIS 34.4 million in the second quarter of 2012. The loss in this quarter attributed to the Company's shareholders amounted to NIS 47.8 million (U.S. $13.2 million) or NIS 0.73 per share (U.S. $0.2) and the income attributed to non-controlling interests amounted to NIS 2.0 million (U.S. $0.5 million).

Net loss from discontinued operation in this quarter amounted to NIS 8.0 million (U.S. $2.2 million) or NIS 0.12 per share (U.S. $0.03) compared to a loss of NIS 3.3 in the second quarter of 2012, which attributed in its entirety to the Company's shareholders.

12

Cash flows for the second quarter of 2013

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 193.9 million (U.S. $53.6 million) in the second quarter of 2013 compared to NIS 73.2 million from operating activities in the comparable quarter last year. The main increase derives from a decrease in working capital needs in the amount of NIS 169.2 million (U.S. $46.8 million) mainly from measures taken to reduce customer days and reduction of inventories offset by a decrease in operating profit of NIS 45.6 million (U.S. $12.6 million).

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 41.7 million (U.S. $11.5 million) in this quarter as compared to net cash used in investing activities of NIS 85.8 million in the comparable quarter. Cash flows used in investing activities in this quarter mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 60.6 million (U.S. $16.8 million), and was offset by proceeds from realization of investment property of NIS 6.2 million (U.S. $1.7 million), and interest received of NIS 4.2 million (U.S. $1.2 million). In the second quarter of 2012 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 83.1 million, grant of long term loans of NIS 11.3 million and investment in securities in the amount of NIS 38.7 million, net of proceeds from realization of securities in the amount of NIS 44.6 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 59.3 million (U.S. $16.4 million) in this quarter as compared to net cash flows deriving from financing activities of NIS 130.5 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included interest payments of NIS 66.3 million (U.S. $18.3 million), repayment of debentures of NIS 141.2 million (U.S. $39.0 million), repayment of long term loans of NIS 60.9 million (U.S. $16.8 million) and a dividend payment to non-controlling interests of NIS 15.2 million (U.S. $4.2 million) and was offset by issuance of debentures of NIS 87.9 million (U.S. $24.3 million) and increase in short term credit of NIS 51.1 million (U.S. $14.1 million). The net cash flows deriving from financing activities in the second quarter of 2012 included mainly the receipt of new loans of NIS 131.0 million, the issuance of debentures of NIS 31.3 million, increase in short term bank credit of NIS 183.9 million and was offset by repayment of loans of NIS 67.3 million, repayment of debentures of NIS 88.4 million and from interest payments of NIS 60.0 million.

13

Additional Information

1.	Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)3 in the second quarter of 2013 adjusted EBITDA was NIS 92.7 million (U.S. $25.6 million) (3.1% of revenues) compared to NIS 129.5 million (4.0% of revenues) in the second quarter of 2012.

In the first half of 2013 adjusted EBITDA was NIS 191.3 million (U.S. $52.8 million) (3.2% of revenues) compared to NIS 244.3 million (3.8% of revenues) in the comparable period of 2012.

Events during the reporting period

General

a.	Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements". The application is retrospective. Jointly controlled entities presented in the past in the consolidated statements using the proportionate consolidation method are presented in these financial statements as part of the associates.

The following presents the effect on the financial statements as of December 31, 2012 and June 30, 2012 and for the periods then ended:

3Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

14

The effect on the statement of financial position:

	December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,387	(53)	3,334
Non-current assets
Investments in associates	349	577	926
Other non-current assets	5,757	(805)	4,952

Current liabilities	4,074	(80)	3,994
Non-current liabilities	3,813	(182)	3,631

Equity	1,606	(19)	1,587

	June 30, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,474	(76)	3,398
Non-current assets
Investments in associates	281	562	843
Other non-current assets	5,831	(782)	5,049

Current liabilities	3,874	(87)	3,787
Non-current liabilities	4,109	(191)	3,918

Equity	1,603	(18)	1,585

Effect on the statement of income:

	Year ended December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Revenues, net	12,850	(165)	12,685
Gross profit	2,842	(90)	2,752
Operating profit before changes	184	(11)	173
Share in gains of associates	-	87	87
Increase in fair value of investment property, net	107	(90)	17
Other gains, net	23	(19)	4
Operating profit after changes	314	(33)	281
Finance expenses, net	(246)	7	(239)
Tax benefit (taxes on income)	(16)	19	3
Share in gains of associates	12	(12)	-
Net income from continuing operation	64	(19)	45

15

The main decrease in the profit in 2012 derives from eliminating profit, loss of control in a jointly controlled entity as a result of applying IFRS 11.

	Six months ended June 30, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Revenues, net	6,462	(90)	6,372
Gross profit	1,413	(44)	1,369
Operating profit before changes	96	(3)	93
Share in gains of associates	-	74	74
Increase in fair value of investment property, net	84	(90)	(6)
Other gains (expenses), net	19	(20)	(1)
Operating profit after changes	199	(39)	160
Finance expenses, net	(137)	3	(134)
Tax benefit	(9)	23	14
Share in gains of associates	5	(5)	-
Net income from continuing operation	58	(18)	40

Effect on the statement of cash flows:	Year ended December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Net cash provided by operating activity	299	203	502
Net cash used in investing activity	(573)	177	(396)
Net cash provided by financing activity	482	(381)	101
Increase in cash and cash equivalents	208	(1)	207
Balance of cash and cash equivalents at the beginning of the year	74	(22)	52
Balance of cash and cash equivalents at the end of the year	282	(23)	259

16

	Six months ended June 30, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Net cash provided by operating activity	32	201	233
Net cash used in investing activity	(431)	194	(237)
Net cash provided by financing activity	538	(394)	144
Increase in cash and cash equivalents	139	1	140
Balance of cash and cash equivalents at the beginning of the year	74	(22)	52
Balance of cash and cash equivalents at the end of the period	213	(21)	192

b.	On March 22, 2013, Mrs. Limor Ganot was appointed as co-CEO of the Company. The appointment is in effect from April 1, 2013.

c.	On April 24, 2013, the Company changed its name from "Alon Holdings Blue Square Israel Ltd" to "Alon Blue Square Israel Ltd".

d.	On May 7, 2013, the Company sold 3.5% of BSRE shares for NIS 49 million. After the sale, the Company holds 74.76% of BSRE's share capital.

e.	The Company resolved to merge BEE group into Mega Retail. The merger is expected to be completed in 2013.

Fueling and Commercial sites segment

a.	As of June 30, 2013, Dor Alon operated 204 fueling stations and 209 convenience stores in various formats.

b.	In March, 2013, Dor Alon declared a dividend of NIS 20 million (U.S $5.5 million). The Company's share is NIS 15.7 million (U.S $4.3 million). The dividend was paid on April 9, 2013.

17

Supermarkets segment

a.	As of June 30, 2013, the Company operated 213 supermarkets divided as follows: Mega In Town - 120; Mega Bool - 66; Zol Beshefa - 15; Eden Teva Market - 21 of which 9 Eden within Mega.

b.	As of June 30, 2013, the Company operated branches in a total area of 366,100 sq.m. During the period ending on June 30, 2013, one branch with a total area of 3,600 sq.m was closed, and two branches with a total area of 2,040 sq.m were opened.

Sales per meter amounted in the second quarter of 2013 to NIS 4,342 (U.S. $1,200) compared to NIS 4,284 in the corresponding period last year.

Sales per meter amounted in the first half of 2013 to NIS 8,798 (U.S. $2,432) compared to NIS 8,577 in the corresponding quarter last year.

Non Food segment

a.	As of June 30, 2013, the Company operates 135 branches (of which 21 franchised) according to the following breakdown: Na’aman – 42 stores, Vardinon – 45 stores, Sheshet – 30 stores and Dr. Baby – 18 stores. In July 2013, 18 stores of Sheshet were converted to Na’aman stores and the rest of Sheshet stores will continue to operate under the Sheshet Brand name until the end of the lease period and no later than the end of 2013.

b.	Discontinued activity – in view of the Company's resolution from December 2012, to realize Kfar Hasha'shuim (Kfar), the results of Kfar are included in the consolidated statement of operations under "Loss from discontinued operation (after tax)".

Following are the operating results of Kfar for the reported periods:

	Year ended December 31	Six months ended June 30		Three months ended June 30
	2012	2012	2013	2012	2013
	NIS in thousands

Sales	115,214	51,829	61,040	25,318	27,885
Gross profit	23,308	5,939	13,003	3,446	6,865
Operating profit (loss)	(12,648)	(4,587)	(472)	(2,214)	(497)
Net loss included in loss from discontinued operations	(22,468)	(6,679)	(10,000)	(3,276)	(7,982)

18

Real Estate segment

a.	Comverse Building

On January 21, 2013, BSRE entered into an agreement for the sale of half of its rights in the property to Harel Investments, Insurance and Financial Services Ltd. (Harel) in return for NIS 51 million and shall bear 50% of the remaining establishment costs. In addition, BSRE is entitled to an additional consideration for building rights of 2,500 sq.m that were not yet utilized and such consideration is to be payable according to the agreement. The agreement further determines that if the building rights in the real estate are increased, Harel shall have the option to purchase 50% of these rights at a consideration to be determined according to the value of the rights. A collaboration agreement was signed between BSRE and Harel. The above consideration reflects the fair value of part of the real estate that was realized and therefore, in the first quarter and in the reported period, the Company recorded gain from change in value of investment property of NIS 5.5 million in addition to a gain that was recorded in 2012 in the amount of NIS 4 million.

b.	Cohen Building in Petach Tikva

In November 2012, BSRE granted an option to purchase the property in Petach Tikva subject to various conditions in return for NIS 56 million. On March 6, 2013, the option was exercised and a sale agreement was signed. The purchasers did not complete the first payment according to the date set forth in the sale agreement. An extension was granted to the purchasers to complete the payment and the rest of the payments according to the agreement. As of the report date, it is uncertain whether the purchasers will fulfill their obligations according to the deferred dates and BSRE reserves the right to cancel the agreement and/or to any other remedy pursuant to any law.

c.	In March, 2013, BSRE declared a dividend of NIS 50 million (U.S. $13.7 million), the Company's share amounts to NIS 39 million (U.S. $10.7 million). The dividend was paid on April 23, 2013.

19

d.	Wholesale market complex

Financing and financial services agreement

On June 26, 2013, Tel Aviv Lev Towers Ltd. (the residence company) a company held 49.5% by BSRE, and the Tel Aviv Mall Ltd. (the Mall company) a company held 50% by BSRE, (the purchasers) entered into financing agreement with banks according to which the banks will extend financing and credit facilities to the residence company in a total scope of NIS 2 billion for granting guarantees under the sale law to the apartment purchasers and financing and credit lines of up to NIS 450 million to the mall company for completing the construction of the mall basements and foundation. The credit lines are to be paid on March 31, 2016 (the final payment date) and will bear an annual interest of Prime + 2%.

The mall company may repay the entire credit by an early payment subject to the conditions stated in the financing agreement.

Under the agreement with the banks grounds for immediate payment were determined.

To secure the liability of the residence company, BSRE provided a constant guarantee of NIS 25 million. To secure the liability of the mall company, BSRE provided a constant guarantee of NIS 50 million. In addition, the purchasers committed that the surplus accumulated in the residential project after the full credit repayment, will serve as collateral to repay the credit of the mall company.

The financing agreement further contains a number of conditions for the entry of the agreement into effect, among others, recording mortgage, liens and a warning note in favor of the banks.

On August 8, 2013, the financing agreements came into force and effect and the residence company repaid a loan provided by a bank, which is one of the financing parties under the agreement, against release of advance receipts from apartment purchasers for the full amount of the loans, which upon entry into force of the financing agreement, were held in deposits.

20

Building permit

On August 12, a building permit to construct the mall, commercial spaces and the sport center was received.

Sale agreements with apartment purchasers

As of the report date, the residence company entered into commitment for 629 sale agreements with a scope of NIS 1,492 million (including VAT) and received advances of NIS 817 million (including VAT).

Issuance of bonds

a.	On January 31, 2013, the bonds series of Dor Alon (Series C and D) were expanded by a private offering of NIS 21 million par value of bonds (Series C) to institutional investors for 97.95% of their par value, reflecting a return of 5.3% and NIS 129 million par value of bonds (Series D) for 103.8% of their par value, reflecting a return of 5.2%.

b.	On May 13, 2013, Midroog ratified the P-1 rating with for commercial paper issued by the Company in the amount of NIS 75 million up to NIS 120 million. As of June 30, 2013, the balance of the issued commercial paper is NIS 120 million.

In addition, Midroog announced the ratification of the A2 rating on bonds (series A and C) issued by the Company, while changing the outlook from stable to negative.

c.	On May 20, 2013 the bonds series of BSRE (Series D) was expanded by a private offering of NIS 76 million par value of bonds (Series D) to institutional investors for 117.9% of their par value, reflecting a return of 2.8%.

d.	On July 10, 2013 the bonds series of the Company (Series C) was expanded by a private offering of NIS 100 million par value of bonds (Series C) to institutional investors for 99.3% of their par value, reflecting a return of 3.9%.

e.	On July 11, 2013 the bonds series of BSRE (Series D) was expanded by a private offering of NIS 167 million par value of bonds (Series D) to institutional investors for 117.2% of their par value, reflecting a return of 2.6%.

f.	On August 7, 2013, the bonds series of BSRE (Series D) was expanded by a public offering of NIS 33 million par value of bonds (Series D) for 117.8% of their par value, reflecting a return of 2.7%.

21

Post balance sheet events

a.	On August 5, 2013, the Law for Change of National Priorities was published in the Official Gazette (Legislative Amendments to Achieve budget targets for 2013 and 2014) - 2013 (hereinafter - the Law) which enacts, among other things, the following amendments:

•	Increase of the corporate tax rate effective with the tax year 2014 and thereafter, the tax rate will increase from 25% to 26.5%.

•	Taxation of revaluation gains distributed as dividends – effective August 1, 2013 and subject to enacting the regulations by the minister of finance, should the Company distributes dividend to its shareholders from revaluation gains, the asset in respect of which revaluation gains were recorded and distributed will be viewed as a sold asset as of the distribution date (notional sale) and therefore these revaluation gains are taxable. Revaluation gains defined in the law as surplus that were not taxable by corporate tax, of the type to be determined by the minister of finance and approved by the finance committee of the Knesset and will be calculated cumulatively from the acquisition date of the asset.

Deferred tax balances as of June 30, 2013 do not take into account the expected effects of the law, since its enactment was not substantially completed until the end of the current quarter.

These effects will be reflected in the Company's results for the third quarter of 2013. The Company estimates that based on deferred tax balances as of June 30, 2013, the effect of the law on the Company's deferred tax balances is not expected to be material.

The Company maintains cumulative gains that fall under the definition of revaluation gains, which mainly derive from revaluation of investment properties to fair value. The revaluation gains constitute temporary differences for tax purposes in respect of which, the Company provided deferred taxes, the payment date of which until the change of the law, was upon realization of the asset. Should the Company decide to distribute dividends out of these gains; the impact of the law will result in early tax payment as of the dividend distribution date.

b.	The CFO and the YOU club CEO, Mr. Dror Moran, who serves in his position in the Company since 2006, notified the management of his intention to end his position in the Company after 7 years and after 16 years in total in the Group. The Company's CEO, Mr. David Weissman, thanked Mr. Moran for his contribution during his employment term and noted his considerable contribution to the transformation process of the Company from a food retail chain to the largest retail group in Israel while managing the finances and the customer loyalty club in professional manner and by international standards. The Company's management wishes him the best of luck in his future endeavors and hopes that he joins one of the other group companies in an executive position.

22

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2013: U.S. $1.00 equals NIS 3.618. The translation was made solely for the convenience of the reader.

###

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 204 petrol stations and 209 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 213 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 74.76% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

23

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

24

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013

(UNAUDITED)

				Convenience translation
	December 31,	June 30,		June 30,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	261,674	193,346	524,828	145,060
Investment in securities	325,313	315,407	360,270	99,577
Short-term bank deposits	96,146	100,353	95,533	26,405
Trade receivables	1,415,828	1,672,318	1,306,080	360,995
Other accounts receivable including current maturities of loans receivable	271,258	336,976	294,515	81,403
Derivative financial instruments	-	1,409	-	-
Assets classified as held for sale	94,216	-	45,600	12,604
Assets of disposal groups classified as held for sale	133,915	-	127,517	35,245
Income taxes receivable	90,882	101,106	28,525	7,884
Inventories	644,809	677,560	576,442	159,326
	3,334,041	3,398,475	3,359,310	928,499

NON-CURRENT ASSETS:
Investments in associates	926,645	843,413	949,806	262,522
Derivative financial instruments	1,790	270	3,401	940
Real estate inventories	106,064	106,927	106,557	29,452
Investments in securities	48,609	37,480	50,794	14,039
Loans receivable, net of current maturities	200,294	189,301	196,871	54,414
Property and equipment, net	2,651,678	2,752,445	2,578,213	712,607
Investment property	539,466	504,627	603,010	166,669
Intangible assets, net	1,256,611	1,307,217	1,230,702	340,161
Other long-term receivables	33,251	35,458	35,735	9,877
Deferred taxes	114,805	115,063	146,212	40,412
	5,879,213	5,892,201	5,901,301	1,631,093
Total assets	9,213,254	9,290,676	9,260,611	2,559,592

25

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013

(UNAUDITED)

				Convenience translation
	December 31,	June 30,		June 30,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Credit and loans from banks and others	1,129,526	1,102,066	1,007,909	278,582
Current maturities of debentures and convertible debentures	556,188	258,539	590,234	163,138
Current maturities of long-term loans from banks	247,581	255,157	253,612	70,097
Trade payables	1,228,013	1,324,173	1,353,150	374,005
Other accounts payable and accrued expenses	628,915	735,445	644,094	178,025
Customers' deposits	28,011	27,696	28,455	7,865
Derivative financial instruments	17,566	9,377	8,414	2,326
Income taxes payable	10,124	4,632	4,552	1,258
Provisions	60,578	70,495	57,697	15,947
Liabilities of disposal groups classified as held for sale	87,794	-	88,284	24,400
	3,994,296	3,787,580	4,036,401	1,115,643

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,134,436	1,233,988	1,107,182	306,020
Convertible debentures, net of current maturities	90,402	119,771	90,578	25,035
Debentures, net of current maturities	2,048,829	2,218,311	2,133,100	589,580
Other liabilities	142,016	152,022	139,826	38,647
Derivative financial instruments	6,382	9,204	3,510	970
Liabilities in respect of employee benefits, net of amounts funded	69,457	59,460	69,484	19,205
Deferred taxes	139,887	125,704	155,476	42,973
	3,631,409	3,918,460	3,699,156	1,022,430
Total liabilities	7,625,705	7,706,040	7,735,557	2,138,073

EQUITY:
Ordinary shares of NIS 1 par value	79,881	79,881	79,881	22,079
Additional paid-in capital	1,219,279	1,219,279	1,219,279	337,004
Other reserves	9,245	(13,093)	28,444	7,862
Accumulated deficit	(129,666)	(90,614)	(227,333)	(62,834)
	1,178,739	1,195,453	1,100,271	304,111
Non-controlling interests	408,810	389,183	424,783	117,408
Total equity	1,587,549	1,584,636	1,525,054	421,519
Total liabilities and equity	9,213,254	9,290,676	9,260,611	2,559,592

* Retroactive application, see events during the reporting period

26

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	15,640,331	7,844,747	7,487,944	4,018,572	3,695,142	2,069,636
Less – government levies	2,955,154	1,473,242	1,448,577	755,385	745,043	400,381
Net revenues	12,685,177	6,371,505	6,039,367	3,263,187	2,950,099	1,669,255
Cost of sales	9,932,721	5,002,893	4,738,764	2,568,736	2,306,088	1,309,774
Gross profit	2,752,456	1,368,612	1,300,603	694,451	644,011	359,481
Selling, general and administrative expenses	2,579,770	1,275,138	1,267,112	635,753	630,888	350,226
Operating profit before other gains and losses and changes in fair value of investment property	172,686	93,474	33,491	58,698	13,123	9,255
Other gains	19,941	520	111	520	81	31
Other losses	(15,663)	(2,098)	(10,347)	(2,026)	(4,043)	(2,860)
Increase in fair value of investment property, net	16,874	(5,804)	11,246	(8,489)	5,687	3,108
Share in gains of associates	87,060	73,992	2,919	70,612	3,308	807
Operating profit	280,898	160,084	37,420	119,315	18,156	10,341
Finance income	83,002	43,528	37,117	22,464	20,328	10,259
Finance expenses	(321,930)	(177,632)	(165,852)	(116,985)	(95,213)	(45,841)
Finance expenses, net	(238,928)	(134,104)	(128,735)	(94,521)	(74,885)	(35,582)
Income before taxes on income	41,970	25,980	(91,315)	24,794	(56,729)	(25,241)
Taxes on income	(2,863)	(13,940)	(13,508)	(9,559)	(10,870)	(3,734)

Net income (loss) from continued operations	44,833	39,920	(77,807)	34,353	(45,859)	(21,507)
Net loss from discontinued operation	22,468	6,679	10,000	3,276	7,982	2,764
	22,365	33,241	(87,807)	31,077	(53,841)	(24,271)
Attributable to:
Equity holders of the Company	(17,907)	8,422	(97,513)	15,251	(55,858)	(26,954)
Non-controlling interests	40,272	24,819	9,706	15,826	2,017	2,683

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	0.07	0.23	(1.33)	0.28	(0.73)	(0.37)
Discontinued operations	(0.34)	(0.10)	(0.15)	(0.05)	(0.12)	(0.04)
	(0.27)	0.13	(1.48)	0.23	(0.85)	(0.41)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954	65,954

27

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income from continuing operations	41,970	25,980	(91,315)	24,794	(56,729)	(25,241)
Net loss from discontinued operation	(17,468)	(6,679)	(10,000)	(3,276)	(7,982)	(2,764)
Income tax (paid) received, net	18,714	17,827	43,303	27,845	475	11,969
Adjustments for cash generated from operations	458,957	195,693	561,509	23,848	258,158	155,198
Net cash provided by operating activities	502,173	232,821	503,497	73,211	193,922	139,162
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(164,458)	(108,282)	(55,764)	(34,754)	(31,572)	(15,413)
Purchase of investment property	(64,546)	(36,681)	(46,558)	(29,632)	(25,696)	(12,868)
Purchase of intangible assets	(43,392)	(35,207)	(8,704)	(18,701)	(3,370)	(2,406)
Proceeds from collection of (investment in) short-term bank deposits	5,166	959	613	(4,022)	7,954	169
Proceeds from sale of property and equipment	20,139	1,770	2,174	1,332	360	601
Proceeds from sale of investment property	3,610	3,610	51,279	3,610	6,189	14,173
Proceeds from sale of marketable securities	150,945	109,807	84,163	44,561	50,083	14,279
Investment in marketable securities	(178,149)	(133,885)	(115,822)	(38,694)	(48,153)	(23,030)
Investment and loans to associates	(124,879)	(23,555)	(7,366)	(9,610)	(5,134)	(2,036)
Grant of long term loans	(37,585)	(34,863)	(22,840)	(11,280)	(5)	(6,313)
Collection of long-term loans	13,524	10,423	16,996	7,249	3,483	4,698
Interest received	24,349	8,774	12,905	4,159	4,171	3,567
Net cash used in investing activities	(395,276)	(237,130)	(88,924)	(85,782)	(41,690)	(24,579)

28

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	-	-	(15,218)	-	(15,218)	(4,206)
Issuance of debentures	504,136	295,567	240,180	31,325	87,917	66,385
Repayment of debentures	(209,321)	(92,156)	(143,534)	(88,361)	(141,157)	(39,672)
Receipt of long-term loans	226,478	131,014	86,853	131,014	46,200	24,006
Repayment of long-term loans	(342,314)	(186,294)	(114,678)	(67,281)	(60,871)	(31,697)
Short-term credit from banks and others	177,795	112,583	(121,059)	183,884	51,097	(33,460)
Transactions with non-controlling interests in subsidiary without loss of control	(467)	(682)	48,711	-	48,711	13,464
Settlement of forward contracts	(2,808)	-	(9,717)	-	(9,717)	(2,686)
Interest paid	(252,955)	(116,342)	(128,801)	(60,034)	(66,306)	(35,600)
Net cash provided by (used in) financing activities	100,544	143,690	(157,263)	130,547	(59,344)	(43,466)

INCREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	207,441	139,381	257,310	117,976	92,888	71,117
Translation differences on cash and cash equivalents	(1)	23	(1)	27	1	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	51,605	51,605	259,045	73,006	423,465	71,599
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	259,045	191,009	516,354	191,009	516,354	142,716

29

(Continued - 2)

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands
(a) Net cash provided by operating activities:

Adjustments for:
Depreciation and amortization	278,514	133,576	135,109	66,174	67,827	37,344
Increase in fair value of investment property, net	(16,874)	5,804	(11,246)	8,489	(5,687)	(3,108)
Share in profit of associates	(87,060)	(73,992)	(2,919)	(70,612)	(3,308)	(807)
Dividend received	41,544	13,550	4,519	13,550	400	1,249
Share based payment	(493)	727	(151)	264	-	(42)
Loss (gain) from sale and disposal of property and equipment, net	(14,684)	1,221	5,732	1,000	5,579	1,584
Provision for impairment of property and equipment, net	-	-	6,412	-	6,412	1,772
Gain from changes in fair value of derivative financial instruments	(1,437)	1,161	(3,437)	3,518	133	(950)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	29,208	22,510	21,633	20,505	19,770	5,979
Employee benefit liability, net	2,246	(1,580)	68	502	(131)	19
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,622	(2,395)	(644)	(11,368)	(557)	(178)
Interest paid, net	227,186	102,376	115,434	52,676	59,408	31,905
Changes in operating assets and liabilities:
Investment in real estate inventories	(380)	(4,598)	(1,022)	(3,775)	(467)	(282)
Decrease (increase) in trade receivables and other accounts	67,550	(134,016)	68,574	252,396	402,475	18,953
Increase (decrease) in trade payables and other accounts payable	(56,025)	141,706	154,726	(405,783)	(327,995)	42,766
Decrease (increase) in inventories	(11,960)	(10,357)	68,721	96,312	34,299	18,994
	458,957	195,693	561,509	23,848	258,158	155,198

(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment on credit	27,866	8,879	14,255	3,949	14,255	3,940
Realization of property and equipment	11,000	-	-	-	-	-

30

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

				Convenience
				translation
	December 31,	June 30,		June 30,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
	Alon Blue Square*
Cash and cash equivalence	2,039	900	4,414	1,220
Investment in securities	68,429	67,025	68,674	18,981
Total assets	70,468	67,925	73,088	20,201
Short term and Long-term debt:
Short term loans from banks	259,735	119,986	262,182	72,466
Commercial papers	87,837	12,287	132,611	36,653
Long term loans from banks	156,639	173,714	157,756	43,603
Debentures	177,095	265,051	182,811	50,528
Total long-term debt	681,306	571,038	735,360	203,250
Equity:
Equity attributable to equity holders of the company:	1,178,739	1,195,453	1,100,271	304,111
Total debt, net	(610,838)	(503,113)	(662,272)	(183,049)

* Net of grant of loans or loans received from subsidiaries

31

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands
Net income (loss) from continuing operations	44,833	39,920	(77,807)	34,353	(45,859)	(21,507)
Tax benefit	(2,863)	(13,940)	(13,508)	(9,559)	(10,870)	(3,734)
Share in gains of associates	(87,060)	(73,992)	(2,919)	(70,612)	(3,308)	(807)
Share in adjusted EBITDA of equity accounted investees	35,972	16,507	22,843	4,412	11,743	6,314
Finance expenses, net	238,928	134,104	128,735	94,521	74,885	35,582
Other losses, net	(4,278)	1,578	10,236	1,506	3,962	2,829
Changes in fair value of investment property	(16,874)	5,804	(11,246)	8,489	(5,687)	(3,108)
Depreciation and amortization	278,514	133,576	135,109	66,174	67,827	37,344
Share based payment	(493)	727	(151)	264	-	(42)
Adjusted EBITDA	486,679	244,284	191,292	129,548	92,693	52,871

32

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets, Fueling and Commercial sites, Non-Food Retail and Wholesale, Real Estate in addition to other segment which includes mainly Cellular activity and the Company's share in the issuance and clearance activity of credit cards. The segments' results include the operating profit before financial expenses from continuing operations, including the company's share in gains (losses) of associates. The segments' results for prior periods were adjusted4 in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2013, Mega Retail operated 213 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(3)	Non-Food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of June 30, 2013, the Company operated 135 non-food retail outlets, some through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

4 The adjustments include retrospective applications of IFRS 11 "Joint Arrangements" (the Company's share in previously consolidated companies by the proportionate method in the Company's consolidated financial statements and their results are presented now under the Company's share in gains (losses) of associates and are included in this report in segment results)

33

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended June 30, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,267,522	1,596,061	66,702	9,900	9,914	-	2,950,099
Inter segment revenues	9,503	-	5,599	-	-	(15,102)	-
Gross profit (loss)	196,785	410,936	28,118	9,900	(1,654)	(74)	644,011
Depreciation and amortization	21,947	40,035	2,990	-	1,103	1,752	67,827
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	32,684	11,001	(10,198)	4,881	(9,252)	(8,400)	20,716
Segment profit	34,847	8,934	(9,944)	6,260	(3,531)	(10,817)	25,749
Unallocated corporate expenses							(7,593)
Financial expenses, net							(74,885)
Loss before taxes on income							(56,729)

	Three months ended June 30, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,529,890	1,653,511	71,318	8,087	381	-	3,263,187
Inter segment revenues	8,557	-	5,090	-	-	(13,647)	-
Gross profit (loss)	212,399	445,816	32,176	8,087	(4,027)	-	694,451
Depreciation and amortization	21,603	40,260	2,775	-	-	1,536	66,174
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	49,542	31,736	(4,751)	4,054	(7,038)	(9,064)	64,479
Segment profit	50,122	30,717	(5,529)	64,692	(3,269)	(11,637)	125,096
Unallocated corporate expenses							(5,781)
Financial expenses, net							(94,521)
Income before taxes on income							24,794

34

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Six months ended June 30, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	2,604,972	3,223,686	173,649	19,347	17,713	-	6,039,367
Inter segment revenues	16,514	-	12,463	-	-	(28,977)	-
Gross profit (loss)	386,821	817,792	81,149	19,347	(4,736)	230	1,300,603
Depreciation and amortization	43,426	79,976	5,930	-	2,266	3,511	135,109
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	69,247	7,951	(2,753)	9,611	(21,583)	(16,772)	45,701
Segment profit	71,958	799	(3,605)	13,234	(10,352)	(22,404)	49,630
Unallocated corporate expenses							(12,210)
Financial expenses, net							(128,735)
Loss before taxes on income							(91,315)

	Six months ended June 30, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	2,917,456	3,279,529	158,885	15,254	381	-	6,371,505
Inter segment revenues	17,235	-	17,217	-	-	(34,452)	-
Gross profit (loss)	396,564	882,393	78,429	15,254	(4,028)	-	1,368,612
Depreciation and amortization	42,869	82,207	5,427	-	-	3,073	133,576
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	78,080	48,267	2,279	8,392	(10,719)	(20,202)	106,097
Segment profit	79,683	46,976	1,475	70,694	(580)	(25,541)	172,707
Unallocated corporate expenses							(12,623)
Financial expenses, net							(134,104)
Income before taxes on income							25,980

35

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,773,398	6,552,909	321,116	30,569	7,185	-	12,685,177
Inter segment revenues	41,197	-	29,458	-	-	(70,655)	-
Gross profit (loss)	796,994	1,788,614	148,348	30,569	(11,570)	(499)	2,752,456
Depreciation and amortization	87,808	167,464	11,438	-	2,099	9,705	278,514
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	145,527	126,231	(12,072)	17,197	(33,628)	(46,301)	196,954
Segment profit	149,534	137,036	(15,450)	99,302	(9,887)	(55,369)	305,166
Unallocated corporate expenses							(24,268)
Financial expenses, net							(238,928)
Income before taxes on income							41,970

	Six months ended June 30, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment revenues	720,003	891,013	47,996	5,347	4,896	-	1,669,255
Inter segment revenues	4,564	-	3,445	-	-	(8,009)	-
Gross profit (loss)	106,916	226,034	22,429	5,347	(1,309)	64	359,481
Depreciation and amortization	12,003	22,105	1,639	-	626	971	37,344
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	19,140	2,198	(761)	2,656	(5,965)	(4,638)	12,630
Segment profit	19,889	221	(996)	3,658	(2,861)	(6,195)	13,716
Unallocated corporate expenses							(3,375)
Financial expenses, net							(35,582)
Loss before taxes on income							(25,241)

36